Exhibit 99.2

Paris, November 15, 2007

ILOG
Société anonyme with a share capital of euros 19,197,598
Registered Office: 9 rue de Verdun, B.P. 85, 94253 Gentilly
Register of Commerce and Companies of Créteil B 340 852 458

DESCRIPTION OF THE REPURCHASE PROGRAM OF OWN SHARES
SUBMITTED TO THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
NOVEMBER 29, 2007
LAUNCHED BY THE BOARD OF DIRECTORS TO BE HELD ON NOVEMBER 29, 2007

Summary of the operation major characteristics
Issuer:
ILOG S.A., société anonyme with a share capital of euros 19,197,598 on October 31, 2007, divided in 19,197,598 shares of nominal value € 1,00 each, negotiated on Eurolist, Euronext Paris S.A. (code ISIN : FR0004042364) and traded in the United States in the form of American Depository Shares (« ADSs »).
Program: repurchase of share capital.
Entitled shares: ordinary shares each of the same category, registered, negotiated on Eurolist, Euronext Paris.
Maximum share percentage to be purchased: 10% of outstanding share capital, as of the General Shareholders’ Meeting to be held on November 29, 2007.
Maximum purchase price per unit: 20 euros or the U.S. dollars equivalent, determined at the rate of the date of operation (free of transaction fees).
No minimum sale price.
Objectives in decreasing priority order:

- provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

- implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne d’Entreprise) or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates;

- cancel such repurchased shares, subject to Shareholders’approval of a resolution; and
- improve and maintain the liquidity of the shares on the market through a liquidity contract entered into with an investment services provider.

Program duration: this authorization expires at the close of the General Shareholders’ Meeting called to approve the accounts for fiscal year ending June 30, 2008.

ILOG S.A. (the “Company”) operates in the software industry. ILOG is a worldwide provider of enterprise software and services (code APE: 722Z). We develop, market, sell and support business rule management systems, as well as optimization-based decision tools and applications, and visualization software components. The Company’s shares are traded on the Nouveau Marché, then Eurolist, Euronext Paris S.A. (code ISIN: FR0004042364) since December 3, 1998 and on the form of ADS on the NASDAQ Stock Market (previously National Market) since February 20, 1997.

I.  DATE OF SHAREHOLDERS MEETING CALLED TO AUTHORISE THE REPURCHASE PROGRAM

Established by applying article L. 451-3 of French Code Monétaire et Financier and article 241-1 et seq. of the Règlement Général de l’Autorité des Marchés Financiers («AMF»), this current repurchase program aims to describe the terms and objectives of the repurchase by the Company of its own shares, that will be subject to the General Shareholders’ Meeting approval on November 29, 2007.

The previous repurchase program approved by the General Shareholders’ Meeting on November 30, 2006 is canceled and replaced by this repurchase program.

II.  NUMBER OF SHARES AND SHARE CAPITAL THE COMPANY OWNS DIRECTLY OR INDIRECTLY

As of October 31, 2007, the Company owned 630,040 own shares (of which 568,726 shares repurchased directly by the Company and a net total of 61,314 own shares repurchased through the liquidity contract), representing 3.3% of the capital of the Company. 4,000 shares have been canceled on fiscal year 2007.

As of October 31, 2007, the Company had no open position (purchase, sale) on its own shares.

III.  DISTRIBUTION OF SHARE CAPITAL OWNED AT THE DATE OF THIS REPURCHASE PROGRAM PUBLICATION BY OBJECTIVES

For these 630,040 shares, the objectives are the following:

- provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

- implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne d’Entreprise) or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates;

- cancel such repurchased shares, subject to Shareholders’approval of a resolution; and
- improve and maintain the liquidity of the shares on the market through a liquidity contract entered into with an investment services provider.

For the purpose of this before last objective, ILOG has signed a liquidity contract on April 10, 2006 with Oddo Corporate Finance, limited to its shares on Eurolist, Euronext Paris S.A. This contract runs until December 31, 2007, and is tacitly renewable for successive periods of 12 months. It is compliant with the AFEI Charter, approved by the AMF, per its decision dated March 22, 2005.

IV.  REPURCHASE PROGRAM OBJECTIVES

The objectives of this repurchase program are in decreasing priority order:

- provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital;

- implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne d’Entreprise) or other allocations of shares for the benefit of the employees or executives of the Company or its affiliates;

- cancel such repurchased shares, subject to Shareholders’approval of a resolution; and
- improve and maintain the liquidity of the shares on the market through a liquidity contract entered into with an investment services provider.

V.    MAXIMUM PART OF SHARE CAPITAL, MAXIMUM NUMBER AND CHARACTERISTICS OF SHARES THAT THE ISSUER PROPOSES TO ACQUIRE AS WELL AS MAXIMUM PURCHASE PRICE

1 - Maximum part of share capital to be purchased and maximum cash dedicated to the transaction

▪
ILOG would be authorized to repurchase up to 10% of its share capital as of the date of the General Shareholders’ Meeting on November 29, 2007, therefore 1,919,760 shares. The Company commits not to exceed, directly or indirectly, at any time, the legal and authorized threshold of 10%.

▪	The maximum amount authorized for this transaction is 20 million euros. The Company intends to use the entirety of the authorized amount.
▪
The General Shareholders’ Meeting on November 29, 2007 would authorize the share repurchase at a maximum price of 20 euros per share or the U.S. dollars equivalent, determined at the rate of the date of operation (free of transaction fees).

▪	Moreover no minimum sale price of the shares has been established.
▪	The Company commits to maintain a minimum floating number of shares, respecting the threshold defined by Euronext Paris S.A.
▪
According to article L.225-210 of French Code de commerce, the Company has enough retained earnings to realize this present program. This program cannot exceed consolidated retained earnings in equity in the last published financial statements at June 30, 2007, which amount to 45,116,014 euros.

2 - Terms of repurchases

The shares could be repurchased by all means, on the exchange market and over-the-counter market, and if needed with the use of derivative financial instruments (including options, negotiable bonds), excluding the purchase of purchase options, and in all cases pursuant to applicable laws. The part of the program that could be achieved by purchase of shares in block would not be limited. Despite the authorization to use derivative financial instruments that could be given by the General Shareholders’ Meeting, the Company does not intend to have recourse to this possibility.

The repurchase program could also be used in a public offering/exchange period, in the limits that could allow securities exchange regulations.

3 – Characteristics of shares of this program

▪	Nature of shares repurchased: ordinary shares, registered of the same category, negotiated on Eurolist, Euronext Paris
▪	Issuer : ILOG
▪	ISIN registration number : FR0004042364

4 – Terms of financing the repurchase program

ILOG intends to finance the repurchase program on its available cash, or through debt for additional needs that would exceed its auto financing capabilities.

Cash and cash equivalents, and net equity extracted from the consolidated financial statements as of June 30, 2007 amount to 40,781,397 euros and 61,732,558 euros respectively. The Company does not have any material financial debts at this date.

VI.  DURATION AND CALENDAR OF THE PROGRAM

The repurchase program would begin at the date of the General Shareholders’ Meeting to be held on November 29, 2007, and it will expire at the General Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ended June 30, 2008, and in all cases for a duration that cannot exceed 18 months following the General Shareholders’ Meeting to be held on November 29, 2007.

In application of article L.225-209 of French Code de commerce, the shares can only be cancelled in the limit of 10% of share capital on a 24 month-period.

VII.  SUMMARY OF TRANSACTIONS REALIZED BY THE COMPANY IN THE PREVIOUS REPURCHASE PROGRAM

Following the previous repurchase program published on November 25, 2006 and approved by the General Shareholders’ Meeting on November 30, 2006 and expiring on May 30, 2008, as of October 31, 2007 the following shares had been purchased by the Company:

DECLARATION SUMMARY

Declaration by the issuer of transactions realized on own shares at October 31, 2007

Percentage of share capital owned directly or indirectly: 3.3%
Number of shares cancelled during the last 24 months: 4,000
Number of shares held in portefolio: 568,726 (excluding shares repurchased through the liquidity contract)
Accounting value of portefolio as of October 31, 2007: 6,354 K€

Market value of portefolio as of October 31, 2007: 5,121 K€

	Cumulative	Open positions at the date of this repurchase program
	Number of shares	Buying open positions		Selling open positions
Purchases	1,631,644	Buying options purchased	Forward purchase	Buying options sold	Forward selling
Sales	437,562	-	-	-	-
Average maximum deadline
Shares held	630,040
Average rate of Transaction	10.92
Amounts (K€)	6,881

    The Company has never used derivative instruments in its repurchase programs transactions.

VIII.  RECENT EVENTS

The Company has published a press release of its first quarter closed September 30, 2007 results on October 31, 2007 on its website (www.ilog.com), and a form 6K was posted on the SEC website (www.sec.gov).  ILOG has published its Annual Report on Form 20-F on October 9, 2007, available on the SEC website (www.sec.gov) and the Company’s website (www.ilog.com).

 Pierre Haren
 Chairman and CEO